November 26, 2008

Mail Stop 3030

<u>Via U.S. Mail and Facsimile</u>

Raymond Sadowski
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034

   Re: **Avnet, Inc.**
      Form 10-K for the fiscal year ended June 28, 2008
      Filed August 27, 2008
      File No. 001-04224

Dear Mr. Sadowski:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 9A. Controls and Procedures</u>

<u>Disclosure Controls and Procedures, page 36</u>

1. We note your disclosure that your chief executive officer and chief financial officer concluded that your "disclosure controls and procedures are effective such that material information required to be disclosed by [you] in the reports that [you] file or submit is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission's rules and

forms relating to [you]." If you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms *and* is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, if true, your disclosure could simply indicate that your officers determined that your "disclosure controls and procedures are effective" without any further qualifications or attempts to define those disclosure controls and procedures.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 19 of Schedule 14A

2.   We note that the Compensation Discussion and Analysis provides little discussion of the impact that individual performance has on executive compensation. For example, we note your disclosure that the "critical performance factors" developed for executive officers "are not a key part of the establishment of the executive officer's compensation." In future filings, please provide specific disclosure and analysis of how individual performance contributes to actual compensation for named executive officers. For example, please disclose those elements of individual performance, both quantitative and qualitative, and individual contributions that the compensation committee considers in its evaluation. Please see Item 402(b) of Regulation S-K.

3.   The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers. The discussion should address the differences in base salary and grants of performance shares, stock options and non-equity incentive plan compensation.

Raymond Sadowski
Avnet Inc.
November 26, 2008
Page 3

Exhibits 31.1 and 31.2

4.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Consolidated Financial Statements

Note 7, External Financing, page 57

5.   We see that you may be required to repurchase the $300 million 2% notes on March 15, 2009. Please tell us how you determined that the notes should not be classified as a current liability in the balance sheet. We refer to Chapter 3A of ARB 43, which indicates that the current liability classification is also intended to include obligations that by their terms are due on demand or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date, even though liquidation may not be expected within that period.

* * * * * * *

        As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney